SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$1.6bn for 1Q08
Completes quarter with the largest passenger network in South America -
Over 720 daily flights to 60 destinations

São Paulo, April 30, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”), today announced financial results for the first quarter of 2008 (1Q08). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$) and comparisons refer to the first quarter of 2007 (1Q07). Consolidated results for the quarter include those of VRG since April 9, 2007, making comparisons of 1Q08 and 1Q07 less relevant as a result. Additionally, financial statements in BR GAAP are made available at the end of this release. Quarterly Information does not include the changes in accounting practices provided by Law No. 11,638, as permitted by the Brazilian Securities and Exchange Commission (CVM) in this period of transition.

IR Contact

Email: ri@golnaweb.com.br

Tel: +55 (11) 3169-6800

IR Website:
voegol.com.br/ir

1Q08 Earnings Results
Webcast

Date:
Wednesday, April 30, 2008

> English
11:00 a.m. US EST
12:00 p.m. Brasília Time
Phone: +1 (973) 935-8893
Replay: +1 (706) 645-9291
Code: 43241496

> Portuguese
12:30 a.m. US EST
1:30 p.m. Brasília Time
Phone: +55 (11) 2188-0188
Replay: +55 (11) 2188-0188
Code: GOL

OPERATING & FINANCIAL HIGHLIGHTS

Net revenues reached R$1.6bn, representing growth of 54.3% compared to the same period last year. The Company transported 6.4mm passengers in the quarter, representing growth of 21.8% over 1Q07. Ancillary revenues (cargo and other) increased 63.5% over 1Q07 to R$107.7mm.

Consolidated net loss for the quarter was R$3.5mm (US$2.0mm) . Consolidated net loss per share (EPS) was R$0.02; net loss per ADS was US$0.01.

Net income for the quarter, excluding VRG, was R$200.1mm (US$115.0mm), representing a net income margin of 15.0% . Net income per share (EPS), excluding VRG, was R$0.99; net income per ADS, excluding VRG, was US$0.57. Operating income in 1Q08, excluding VRG, was R$201.2mm, representing an operating margin of 15.1% (a 3.1 point increase vs. 1Q07).

Consolidated operating costs per ASK (CASK) increased 12.8% from 13.06 cents (R$) in 1Q07 to 14.73 cents (R$) in 1Q08 (R$14.40 excluding VRG). Non-fuel CASK increased 10.2% to 8.72 cents (R$) (R$ 8.20 cents excluding VRG) due to lower aircraft utilization, an increase in salaries, wages and benefits, sales and marketing, depreciation, aircraft and traffic servicing and aircraft rent.

Cash, cash equivalents and short-term investments totaled R$1.0bn, a decrease of R$390.8mm over 1Q08 due to a reduction of short term working capital debt. At March 31, the Company maintained R$577mm in working capital credit lines, had R$592.9mm in deposits with lessors and had R$699.8mm deposited with Boeing as advances for aircraft acquisitions.

Consolidated RPKs increased 39.7% from 4,894mm in 1Q07 to 6,837mm in 1Q08 and ASKs increased 57.7% from 7,010mm in 1Q07 to 11,058mm in 1Q08. Consolidated average load factor decreased eight percentage points versus 1Q07, affected by new ANAC regulations that kept high season networks operating until March 24, 2008 (one and a half months after the end of the summer holiday season). GTA’s RPKs increased 7.2% from 4,894mm in 1Q07 to 5,244mm in 1Q08 and ASKs increased 12.5% from 7,070mm in 1Q07 to 7,886mm in 1Q08. GTA’s average load factor decreased 3.3 percentage points to 66.5% . VRG’s RPKs and ASKs in 1Q08 were 1,593mm and 3,172mm, respectively; average load factor was 50.2% . Consolidated break-even load-factor was 62.6%, up 1.2 percentage points over 1Q07.

- 1 / 22 -

Consolidated passenger yields increased 10.0% to 21.93 cents (R$). RASK decreased 2.2% versus 1Q07 to 14.53 cents (R$) (R$16.92 excluding VRG). Average fares were R$241.2.

GTA’s average seat share of domestic and international regular air transportation in 1Q08 was 39.4% and 9.6%, respectively. VRG’s average seat share of domestic and international regular air transportation in 1Q08 was 5.5% and 26.1%, respectively. GTA’s average market share of domestic and international regular air transportation in 1Q08 was 38.3% and 10.7%, respectively. VRG’s average market share of domestic and international regular air transportation in 1Q08 was 3.9% and 19.4%, respectively.

GTA and VRG now offer over 720 daily flights to 60 different destinations in Brazil and South America, the most of any airline group. In 1Q08, GTA added 21 new daily flight frequencies and served 58 destinations. VRG added 53 new daily flight frequencies, serving 19 destinations. The Company’s unique low operating cost structure permits flights to medium-sized cities with low traffic volumes, allowing GOL to serve various destinations outside of Brazil’s main economic centers.

On March 24, GTA and VRG announced changes to their flight networks. With the return of connecting flights at São Paulo’s Congonhas Airport, one of the most important in Brazil, GTA re-initiated service to nine cities from Congonhas. In addition to new connecting flights from Congonhas, VRG launched additional flights based on a new hub at the Brasília Airport. These changes allow VRG to broaden its presence in high traffic business markets and improve the Company’s connectivity and distribution to several major national destinations. April load factors have reflected the results of the new networks, with GTA and VRG’s domestic load factors increasing 25 and 5 percentage points over March 2007, reaching 68% and 65%, respectively.

On April 10, VRG announced a reorganization of its international flights, increasing its presence in South American markets and concentrating efforts on routes where it maintains a competitive advantage. VRG is suspending flights to three international destinations during the second quarter of 2008: flights to Mexico City will cease on May 11, flights to Madrid on May 12 and regular operations to Paris will cease at the end of August.

In line with its fleet renewal plan, the Company received one 737-800 NG and one 737-700NG and removed seven 737-300s from the operating fleet during the quarter, resulting in a net reduction of five aircraft in the narrow body operating fleet. The Company plans to end 2008 with a consolidated fleet of 108 aircraft, comprised of 737-800 and 737-700 aircraft.

In 1Q08, GTA finalized an interline agreement with KLM. Passengers flying on KLM are now able to purchase tickets on all routes served by GTA for connections in Brazil and South America. VRG also finalized interline agreements with fourteen companies: Ibéria, KLM, Japan Airlines, Korean Air, TAP Portugal, China Airlines, Etihad Airways, Turkish Airlines, Aegean, Air Comet, Air Moldova, CSA Czech, LOT Polish Airlines and Ukraine International Airlines.

A net quarterly dividend payment of R$36.4mm (R$0.18 per share and US$0.10 per ADS) was approved at the April 25, 2008, Board Meeting and will be paid on June 20, 2008, as interest on shareholders’ equity and dividends to shareholders of record as of April 30, 2008. In January 2008, the Company’s Board of Directors approved a share buyback of up to 5mm shares. As of March 30, 2008, 749,500 shares were repurchased. The Company ended the quarter with 27% of its shares floating in the market. GOL’s shares presented average daily trading volumes of US$26.3mm (R$45.8mm) during 1Q08, making GOL one of the most liquid stocks among airlines globally and among Brazilian public companies.

- 2 / 22 -

Consolidated Financial & Operating Highlights			%		%
	1Q08	1Q07	Change	4Q07	Change
(US GAAP)
RPKs (mm)	6,837	4,894	39.7%	6,567	4.1%
ASKs (mm)	11,058	7,010	57.7%	9,705	13.9%
Load Factor	61.8%	69.8%	-8.0 pp	67.7%	-5.9 pp
Passenger Revenue per ASK (R$ cents)	13.56	13.91	-2.5%	13.98	-3.0%
Operating Revenue per ASK (R$ cents) (“RASK”)	14.53	14.85	-2.2%	14.86	-2.2%
Operating Cost per ASK (R$ cents) (“CASK”)	14.73	13.06	12.8%	15.75	-6.5%
Operating Cost ex-fuel per ASK (R$ cents)	8.72	7.91	10.2%	10.12	-13.8%
Breakeven Load Factor	62.6%	61.4%	+1.2 pp	71.7%	-9.1 pp
Net Revenues (R$ mm)	1,607.1	1,041.3	54.3%	1,442.0	11.4%
EBITDAR (R$ mm)	184.8	248.9	-25.8%	100.0	84.8%
EBITDAR Margin	11.4%	24.0%	-12.6 pp	6.9%	+4.5 pp
Operating Income (R$ mm)	-21.4	125.1	nm	-85.4	-74.9%
Operating Margin	-1.3%	12.0%	-13.3 pp	-5.9%	+4.6 pp
Pre-tax Income (R$mm)	-4.7	159.7	nm	-73.9	-93.6%
Pre-tax Income Margin	-0.3%	15.3%	-15.6 pp	-5.1%	+4.8 pp
Net Income (R$ mm)	-3.5	116.6	nm	-24.2	-85.5%
Net Income Margin	-0.2%	11.2%	-11.4 pp	-1.7%	+1.5 pp
Earnings per Share (R$)	($0.02)	$0.59	nm	(R$ 0.12)	-83.3%
Earnings per ADS Equivalent (US$)	($0.01)	$0.28	nm	($0.07)	-85.7%
Weighted average number of shares and ADSs, basic	202,117	196,211	3.0%	202,299	-0.1%
(000)

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) ANAC data.

Selected Financial & Operating Highlights				%		%
(USGAAP)		1Q08	1Q07	Change	4Q07	Change

RPKs (mm)	GTA	5,244	4,894	7.2%	5,516	-4.9%
	VRG	1,593	-	-	1,051	51.6%
ASKs (mm)	GTA	7,886	7,010	12.5%	7,707	2.3%
	VRG	3,172	-	-	1,998	58.8%
Load Factor	GTA	66.5%	69.8%	-3.3 pp	71.6%	-5.1 pp
	VRG	50.2%	-	-	52.6%	-2.4 pp
Net Revenues (R$ mm)	GTA	1,334	1,041	28.1%	1,262	5.7%
	VRG	273	-	-	180	51.7%
RASK (R$ cents)	GTA	16.92	14.85	13.9%	16.37	3.4%
	VRG	8.60	-	-	9.02	-4.7%
Yield per pax-km (R$ cents)	GTA	24.07	19.93	20.8%	21.75	10.7%
	VRG	14.90	-	-	14.93	-0.2%
CASK (R$ cents)	GTA	14.40	13.06	10.3%	14.90	-3.4%
	VRG	15.62	-	-	18.98	-17.7%
Operating Margin	GTA	15.1%	12.0%	+3.1 pp	9.0%	+6.1 pp
	VRG	-81.6%	-	-	-110.4%	+28.8 pp
Net Income (R$ mm)	Consolidated excluding VRG	200.1	116.6	71.6%	90.2	+1.2 pp
	VRG	(203.7)	-	-	(114.4)	78.1%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) ANAC data.

- 3 / 22 -

MANAGEMENT’S COMMENTS ON RESULTS

GOL continues to reinforce its position as one of the world’s leading LCCs and one of South America’s leading airlines. Through its investment in 45% of Brazil’s installed capacity, GOL is a leading airline in the Brazilian passenger transportation market and serves the largest number of destinations in Brazil. At the end of March 2008, we offered over 720 daily flights to 50 domestic destinations connecting the most important cities in Brazil, as well as 10 destinations in South America.

During the first quarter of 2008, we realigned our flight networks in order to return our operations to normal, optimized standards. At the end of the quarter, GTA and VRG launched new domestic networks, benefiting from the removal of previous restrictions on connecting flights at Congonhas Airport in São Paulo, one of the most important airports in Brazil. GTA’s new connections and flight frequencies through Congonhas provide our customers with additional options and more convenient travel schedules. VRG created a new distribution hub in Brasília and now offers more flight options to several destinations. The new network allows VRG to increase aircraft utilization, productivity, efficiency, and load factors, while broadening its passenger services. The changes were designed to expand the Company’s presence in high traffic business travel markets by improving connectivity and distribution for various domestic destinations. We achieved positive results from the network changes, as evidenced by the 25 point sequential increase in VRG’s domestic load factor in the month of April.

In line with our previously announced goal of making VRG accretive to our consolidated results by the third quarter of 2008, we recently discontinued intercontinental flights. On April 10, we initiated a reorganization of VRG international routes, in order to better adapt to market conditions, increasing the Company’s presence in South American markets and concentrating efforts on routes where VRG maintains a competitive advantage. Flights to Frankfurt, London and Rome ceased in March, and flights to Madrid and Mexico City will cease during the second quarter. This strategic decision was a responsible and calculated response based on careful analysis of external factors and competitive attributes of the services offered by VRG that were affecting consolidation of the Company’s performance in long-haul markets.

We are committed to our fleet renewal plan. By the end of 2008, our fleet will be comprised of Boeing 737 Next Generation aircraft, as the 737NG aircraft have low operational costs, are more fuel efficient, and offer high productivity rates. “By operating a young and modern fleet, we maintain our constant focus on keeping our operating costs at the lowest in the market, which allows us to offer the lowest fares and keep stimulating demand”, said Constantino de Oliveira Junior, GOL’s president and CEO.

Demand for air travel in Brazil remained strong in the first quarter of 2008. Domestic RPKs grew at a rate of 11.2% in 1Q08, 2.1 times Brazil’s estimated GDP growth. “Underlying demand and the future growth of air transportation in Brazil depends on demand-stimulating low fares combined with quality service,” added de Oliveira. Our capacity to serve that growth grew 58% during the quarter due to the addition of 44 aircraft to our fleet over 1Q07. In the domestic market, our installed capacity to provide air travel grew by 36%. The Company plans to continue to invest its resources in the future and growth of the Brazilian air transportation system. Passengers transported in 1Q08 increased 22% over 1Q07. The 1Q08 consolidated load factor of 62% decreased 8.0 pp, due to the operation of high season networks at GTA and VRG until March 24, 2008, 45 days after the end of the summer holiday season, due to new ANAC regulations, which also reduced daily aircraft utilization in the quarter.

Consolidated operating costs per ASK excluding fuel increased 10.2% to 8.72 cents (R$) year-over-year, primarily due to a 10.7% reduction in aircraft utilization. GTA’s non-fuel CASK increased 3.7% . Fuel costs per available seat kilometer (ASK) increased 16.7% year-over-year. Due to lower aircraft utilization and higher WTI fuel prices in the first quarter, total consolidated operating cost per seat kilometer (CASK) increased 12.8% to 14.72 cents (R$). The Company continues to rationalize VRG’s costs to GOL’s standards, modernizing and standardizing the fleet and focusing operations on markets where we maintain a competitive advantage. VRG’s CASK in 1Q08 was R$15.6 cents.

- 4 / 22 -

By the end of 2Q08, the Company plans to plans to add six new 737-NGs to the total fleet and return a total of 10 737-Classics, in addition to the majority of its 767s. The fleet modernization and renewal plan will reduce the fleet’s average age to 5.8 years at the end of 2008 and reduce fuel consumption while also improving productivity.

GOL remains committed to its strategy of profitable expansion based on a low-cost structure and quality customer service. “We are very proud that over 80 million passengers have chosen to fly with us, and we will continue to make every effort to offer our customers the best in air travel: new and modern aircraft, frequent flights in all major markets, an ever-expanding integrated route system and the lowest fares. We are aware that we need the strength and commitment of our ‘Team of Eagles’ to continue to expand our horizons,” stated de Oliveira.

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 54.3% to R$1.6bn, due to an increase of 39.7% in revenue passenger kilometers (RPK), combined with in increase in yields of 10.0%, offset by load-factors 8.0 percentage points lower due to the new ANAC regulations that kept high season networks operating at GTA and VRG until March 24, 2008. GOL’s consolidated RPK growth was driven by a 32.3% increase in departures and a 7.5% increase in stage length. Consolidated RPKs grew 39.7% to 6,837mm and revenue passengers grew 19.7% to 6.4mm.

Consolidated yields increased 10.0% to 21.9 cents (R$) per passenger kilometer, mainly due to an increase of 32.1% in average fares from R$182.6 to R$241.2. Consolidated operating revenues per ASK (“RASK”) decreased 2.2% to R$14.5 cents in 1Q08 (compared to R$14.9 cents in 1Q07).

GTA’s yields were R$24.1 cents, a 20.8% increase versus 1Q07, and GTA’s RASK increased 13.9% to R$16.9 cents. VRG yields were R$14.9 cents and RASK was R$8.6 cents.

The 57.7% year-over-year capacity expansion, measured by ASKs, facilitated the addition of 21 new daily flight frequencies for GTA in 1Q08 and 53 new daily flight frequencies for VRG. The addition of 43.7 average operating aircraft compared to 1Q07 (from 65.8 to 109.5 average aircraft) drove the ASK increase.

GTA’s domestic market share averaged 38% and VRG’s averaged 4% during the quarter. Through regular international flights, GTA achieved international market share of 11% (share of Brazilian airlines flying to international destinations) in the same period; VRG’s international market share was 19%. 32.3% of consolidated RPKs were related to international passenger traffic in 1Q08.

GOL’s cargo transportation activities (Gollog) primarily contributed to the expansion of other operating revenues, increasing from R$65.9mm in 1Q07 to R$107.7mm in 1Q08.

OPERATING EXPENSES

Total consolidated CASK increased 12.8% to 14.73 cents (R$), due to a 17.6% increase in fuel price per liter, reduced aircraft utilization, increased salaries, wages and benefits expenses, sales and marketing, depreciation, and aircraft and traffic servicing, partially offset by lower maintenance, materials and repair expenses and aircraft rent per ASK. Operating expenses per ASK excluding fuel increased by 10.2% to 8.7 cents (R$). Total operating expenses increased 77.7%, reaching R$1,628.5mm, due to higher fuel expenses, increased air traffic servicing expenses and the expansion of the Company’s operations (fleet and employee expansion as well as a higher volume of landing fees). The R$302.8mm increase in fuel expenses was due to increased fuel consumption and a 17.6% increase in fuel price per liter in 1Q08 over 1Q07. Consolidated breakeven load factor increased 1.2 points to 62.6% versus 61.4% in 1Q07.

- 5 / 22 -

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.” The breakdown of consolidated costs and operational expenses for 1Q08, 1Q07 and 4Q07 is as follows:

Operating Expenses (R$ cents / ASK)
	1Q08	1Q07	% Chg.	4Q07	% Chg.
Aircraft fuel	6.01	5.15	16.7%	5.63	6.7%
Salaries, wages and benefits	2.18	1.88	16.0%	2.97	-26.6%
Aircraft rent	1.35	1.36	-0.7%	1.49	-9.4%
Sales and marketing	1.27	1.09	16.5%	1.10	15.5%
Landing fees	0.78	0.78	0.0%	0.77	1.3%
Aircraft and traffic servicing	1.06	0.83	27.7%	1.14	-7.0%
Maintenance, materials and repairs	0.55	0.66	-16.7%	1.01	-45.5%
Depreciation	0.51	0.41	24.4%	0.42	21.4%
Other operating expenses	1.02	0.90	13.3%	1.22	-16.4%

Total operating expenses	14.73	13.06	12.8%	15.75	-6.5%

Operating expenses ex- fuel	8.72	7.91	10.2%	10.12	-13.8%

Operating Expenses (R$ million)
	1Q08	1Q07	% Chg.	4Q07	% Chg.
Aircraft fuel	664.1	361.3	83.8%	546.2	21.6%
Salaries, wages and benefits	241.2	132.1	82.6%	287.8	-16.2%
Aircraft rent	149.7	95.3	57.0%	145.0	3.2%
Sales and marketing	140.2	76.6	83.1%	106.4	31.8%
Landing fees	86.3	55.0	57.0%	74.8	15.4%
Aircraft and traffic servicing	117.4	57.9	102.9%	110.3	6.4%
Maintenance, materials and repairs	60.6	46.2	31.0%	98.3	-38.4%
Depreciation	56.5	28.5	97.8%	40.4	39.9%
Other operating expenses	112.5	63.3	77.7%	118.2	-4.8%

Total operating expenses	1,628.5	916.2	77.7%	1,527.4	6.6%

Operating expenses ex- fuel	964.4	554.9	73.8%	981.2	-1.7%

Aircraft fuel expenses per ASK increased 16.7% over 1Q07 to 6.01 cents (R$), mainly due to increased fuel prices per liter year-over-year. The increase of 17.6% in the average fuel price per liter over 1Q08 was primarily due to an increase of 68.7% in crude oil (WTI) prices and a 60.9% increase in Gulf Coast jet fuel (a factor influencing the determination of Brazilian jet fuel prices) partially offset by a 17.5% Brazilian Real appreciation against the U.S. Dollar and results of our hedging program. The Company has hedged approximately 39% of its fuel requirements for 2Q08 at US$93 per barrel.

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 16.0% to 2.18 cents (R$) in 1Q08, primarily due to lower aircraft utilization, a 5% cost of living increase on salaries effected in December 2007 and a 73.9% increase in the number of full-time equivalent employees to 16,685 -- related to planned 1Q08 and 2Q08 capacity expansion and to the incorporation of VRG’s employees (3,745 in 1Q08).

- 6 / 22 -

Aircraft rent per ASK decreased 0.7% to 1.35 cents (R$) in 1Q08, primarily due to a 17.5% Brazilian Real appreciation against the U.S. Dollar, partially offset by a lower consolidated aircraft utilization rate (1.6 less block hours per day), due to the new ANAC regulation that kept high season networks operating until March 24, 2008.

Sales and marketing expenses per ASK increased 16.5% to 1.27 cents (R$) due to a lower aircraft utilization. During the quarter, GTA booked a majority of its tickets through a combination of its website (78.1%) and its call center (9.3%) . VRG booked 88.1% of its tickets through its GDS and call-center and 11.8% of its tickets on the web in 1Q08.

Landing fees per ASK were stable in 1Q08 at 0.78 cents (R$), mainly due to an increase in landings at international airports (with higher tariffs), offset by a 7.5% increase in stage length.

Aircraft and traffic servicing expenses per ASK increased 27.7% to 1.06 cents (R$), mainly due to an increase in handling costs (landings increased 32.3%), partially offset by a 7.5% increase in stage length.

Maintenance, materials and repairs per ASK decreased 16.7% to 0.55 cents (R$), primarily due to a 17.5% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of nine aircraft in the amount of R$38.2mm, the use of spare parts inventory in the amount of R$14.4mm, and the repair of rotable materials in the amount of R$7.6mm.

Depreciation per ASK increased 24.4% to 0.51 cents (R$), due to a higher amount of fixed assets (mainly spare parts inventory) and an increase of depreciation related to 14 new 737-800 NG aircraft which we added to the fleet between 4Q07 and 1Q08, and 13 aircraft (eight 737 NGs and five 767s) classified as capital leases, partially offset by the dilution of expenses over a higher number of ASKs.

Other operating expenses per ASK were 1.02 cents (R$), a 13.3% increase when compared to the same period of the previous year, due to an increase in insurance expenses, expenses related to cancelled flights and crew lodging expenses. Insurance expenses, at 0.14 cents (R$) per ASK (11.9mm total), increased 7.1% over 1Q07, due to a reduction in aircraft utilization.

- 7 / 22 -

COMMENTS ON EBITDA AND EBITDAR[1]

The 0.32 cent (R$) RASK decrease and CASK increase of 1.67 cents (R$) resulted in a decrease of EBITDA per available seat kilometer to 0.31 cents (R$) in 1Q08. EBITDA totaled R$35.1mm in the period, compared to R$153.6mm in 1Q07 and -R$45.0mm in 4Q07.

EBITDAR Calculation (R$ cents / ASK)
	1Q08	1Q07	Chg. %	4Q07	Chg. %
Net Revenues	14.53	14.85	-2.2%	14.86	-2.2%
Operating Expenses	14.73	13.06	12.8%	15.75	-6.5%

EBIT	-0.20	1.79	nm	-0.89	-77.5%
Depreciation & Amortization	0.51	0.41	24.4%	0.42	21.4%

EBITDA	0.31	2.20	-85.9%	-0.47	nm
EBITDA Margin	2.1%	14.8%	-12.7 pp	-3.2%	+5.3 pp
Aircraft Rent	1.35	1.36	-0.7%	1.49	-9.4%

EBITDAR	1.66	3.56	-53.4%	1.02	62.7%
EBITDAR Margin	11.4%	24.0%	-12.6 pp	6.9%	+4.5 pp

EBITDAR Calculation (R$ million)
	1Q08	1Q07	Chg. %	4Q07	Chg. %
Net Revenues	1,607.1	1,041.3	54.3%	1,442.0	11.4%
Operating Expenses	1,628.5	916.2	77.7%	1,527.4	6.6%

EBIT	-21.4	125.1	nm	-85.4	-74.9%
Depreciation & Amortization	56.5	28.5	98.2%	40.4	39.9%

EBITDA	35.1	153.6	-77.1%	-45.0	nm
EBITDA Margin	2.1%	14.8%	-12.7 pp	-3.2%	+5.3 pp
Aircraft Rent	149.7	95.3	57.1%	145.0	3.2%

EBITDAR	184.8	248.9	-25.8%	100.0	84.8%
EBITDAR Margin	11.4%	24.0%	-12.6 pp	6.9%	+4.5 pp

Aircraft rent represents a significant operating expense for the Company. As the Company today leases most of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for users of our financial statements. On a per-ASK basis, EBITDAR was 1.66 cents (R$) in 1Q08, compared to 3.56 cents (R$) in 1Q07. EBITDAR amounted to R$184.8mm in 1Q08, compared to R$248.9mm in the same period last year and R$100.0mm in 4Q07.

________________________________________

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

- 8 / 22 -

FINANCIAL RESULTS

Net financial income totaled R$16.7mm in 1Q08. Interest expense increased R$33.0mm year-over-year primarily due to an increase in long-term debt. Interest income decreased R$21.1mm due to a lower balance of cash and cash equivalents versus 1Q07 and also by a 1.8 percentage point reduction in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	1Q08	1Q07	4Q07
Interest expense	(59,982)	(27,024)	(41,181)
Capitalized interest	10,872	4,617	13,651
Interest and investment income	67,469	88,606	66,721
Other gains (losses)	(1,696)	(31,558)	(27,699)
Net Financial Results	16,663	34,641	11,492

NET INCOME AND EARNINGS PER SHARE

Reported net loss in 1Q08 was R$3.5mm, representing a -0.2% net income margin, versus R$116.6mm of net income in 1Q07.

Reported net loss per share, basic, was R$0.02 in 1Q08 compared to net earnings per share of R$0.59 in 1Q07. Basic weighted average shares outstanding were 202,117,346 in 1Q08 and 196,211,363 in 1Q07. Reported net loss per share, diluted, was R$0.02 in 1Q08 compared to net earnings per share of R$0.59 in 1Q07. Fully-diluted weighted average shares outstanding were 202,117,346 in 1Q08 and 196,271,519 in 1Q07.

Reported net loss per ADS, basic, was US$0.01 in 1Q08 compared to net earnings per ADS of US$0.29 in 1Q07. Reported net loss per ADS, diluted, was US$0.01 in 1Q08 compared to net earnings per ADS of US$0.29 in 1Q07.

Based on GOL’s quarterly dividend policy for fiscal 2008, management recommended a net 1Q08 payment of R$0.18 per share to shareholders. The net total payout approved for 1Q08 was R$36.4mm to be paid in dividends on June 20, 2008, to shareholders of record on April 30, 2008, equivalent to approximately R$0.1800 per share and US$0.1034 per ADS.

In January 2008, the Board of Directors, considering current share prices and the free float, authorized management to implement a share repurchase program of the Company’s preferred shares, at market prices, for up to 5mm shares, representing 9.1% of the free float on March 31, 2008, in accordance with the terms of CVM Instruction No. 10/80. As of March 31, the Company has repurchased 749,500 shares.

- 9 / 22 -

CASH FLOW

Cash, cash equivalents and short-term investments decreased R$390.8mm during 1Q08. Net cash provided by operating activities was R$387.3mm, mainly due to a decrease in accounts receivables of R$542.0mm, due to R$394.2mm in receivables factoring, partially offset by a decrease of R$180.4mm in air traffic liability and R$74.4 in accounts payables.

Net cash used in investing activities was R$313.1mm, consisting primarily of an R$155.9mm increase in aircraft pre-delivery deposits, an increase of R$120.0mm in acquisition of property and equipment and R$20.9mm in acquisition of treasury stocks.

Net cash used by financing activities during 1Q08 was R$465.0mm, mainly due to a decrease of R$468.7mm in short-term working capital debt, which was replaced with more efficient financing facilities (factoring), and R$75.1mm of dividends paid.

Cash Flow Summary (R$ million)	1Q08	1Q07	% Change	4Q07	% Change
Net cash provided by (used in) operating activities	387.3	(25.8)	nm	(176.9)	nm
Net cash provided by (used in) investing activities[1]	(313.1)	(188.5)	66.1%	(144.1)	117.3%
Net cash provided by (used in) financing activities	(465.0)	470.3	nm	211.6	nm

Net increase in cash, cash equivalents & short term investments	(390.8)	256.0	nm	(109.4)	257.2%

1. Excluding R$268.7mm in change in available-for-sale securities in 1Q08, R$81.6mm in 1Q07 and R$358.8mm in 4Q07 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The Company’s net cash position on March 31, 2008, was R$1,041.9mm, a decrease of R$390.9mm over 4Q07 due to a reduction of R$468.7 of short-term working capital debt. The Company’s total liquidity was R$1,396.2mm (cash, short-term investments and accounts receivable) at the end of 1Q08. The Company had R$592.9mm in deposits with lessors and had R$699.8mm deposited with Boeing as advances for aircraft acquisitions. On March 31, 2008, the Company had three revolving lines of credit allowing borrowings up to R$577mm; the amount utilized under these lines of credit was R$28.1mm.

Cash Position and Debt (R$ million)	03/31/2008	12/31/2007	% Change
Cash, cash equivalents & short-term investments	1,041.9	1,432.8	-27.3%
Short-term debt	28.1	496.8	-94.3%
Long-term debt	1,045.2	1,066.1	-2.0%

Net cash	(31.4)	(130.1)	+75.9%

The Company currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On March 31, 2008, the Company had 87 aircraft under operating leases with initial lease term expiration dates ranging from 2008 to 2019, and 27 aircraft under capital leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

As of March 31, 2008, the Company had 100 firm orders (net of 27 already delivered) and 40 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$6.4bn (based on aircraft list price) and are scheduled for delivery between 2008 and 2014. As of March 31, 2008, GOL had made deposits in the amount of US$402.2mm related to these orders.

- 10 / 22 -

The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments, and other obligations as of March 31, 2008:

Principal obligations (R$ thousands)						Beyond
	2008	2009	2010	2011	2012	2012	Total
Long-term debt
obligations	-	206,508	31,437	31,437	25,529	405,337	700,248
Pre-delivery
deposits	145,128	161,479	141,191	65,472	1,529	-	514,799
Aircraft
purchase	1,272,799	1,689,492	1,882,005	1,493,646	1,200,284	-	7,538,226

Total	1,417,927	2,057,479	2,054,633	1,590,555	1,227,342	405,337	8,753,273

FLEET PLAN

To better adapt to our expansion plans in the domestic and South American markets, and to improve our low cost structure, the Company revised its consolidated fleet plan. We plan to return our 737-300s and 767-300s in 2008 and exclusively use 737-700/800 NG narrow-body aircraft on our flights. The 737-700 NGs will be primarily employed at VRG and configured with most legroom available in a single class service in the Brazilian market. The 737-700 NG aircraft provide us with more flexibility to operate in airports with operating restrictions and to offer more direct flights to medium-sized cities with low traffic volumes. The 737NGs have low operating costs, are fuel efficient, and will reduce our fleet’s average age, thereby reducing maintenance expenses. Our 737-800 NG aircraft are equipped with winglets, a technology that improves aircraft performance during takeoff, allows for longer non-stop flights, and affords fuel savings of more than three percent annually. All of our Boeing 737-800 SFP model aircraft adhere to international safety rules and are certified by U.S. and Brazilian authorities for take-off and landing on short runways.

The fleet modernization plan guarantees that GOL’s fleet will maintain its status as one of the youngest and most-modern in the world. By the end of 2008, the fleet will be comprised entirely of Boeing 737 NGs, reducing the average age of the combined fleet to 5.8 years from 9.0 years (age at the end of 2007). At the end of 2012, over 65 percent of the fleet will be 737-800 SFP aircraft, reducing the average age to 5.3 years. The table below details our revised fleet plan through 2012:

Combined Fleet Plan (EoP)	2007	2008	2009	2010	2011	2012
B737-300	28	0	0	0	0	0
B737-700 NG	31	40	40	40	40	40
B737-800 NG	18	31	21	15	11	4
B737-800 NG SFP	25	37	52	68	80	95
B767-300 ER	9	0	0	0	0	0

Total	111	108	113	123	131	139

- 11 / 22 -

RETURNS

GOL’s return indicators for the twelve-month period ended in each quarter are included below:

Returns	LTM 1Q08	LTM 1Q07	% Change	LTM 4Q07	% Change
(US GAAP)
Net Revenue/Aircraft (US$000)	30,336	33,098	-8.3%	29,300	3.5%
Operating Profit Aircraft (US$000)	-934	5,012	nm	-136	586.8%
Net Revenues/ASK (US$ cents)	7.7	8.1	-4.9%	7.4	4.1%
Operating Profit/ASK (US$ cents)	-0.2	1.2	nm	0.0	nm
ROE (1)	-0.8%	25.8%	-26.6 pp	4.3%	-5.1 pp
ROA (2)	-0.3%	13.4%	-13.7 pp	1.5%	-1.8 pp
LTM Net Dividend Yield (3)	4.7%	0.9%	+3.8 pp	3.2%	+1.5 pp

(1) Net Income / Net Equity
(2) Net Income / Total Assets
(3) LTM Dividend / Share Price at period end

OUTLOOK

GOL continues to invest in its successful low-cost business model. We will continue to evaluate opportunities to expand operations by adding new flights in Brazil, as well as expanding to other high-traffic centers in South America. We expect to benefit from economies of scale as we continue to add new aircraft to our already well-established and highly efficient operating network. We expect to reduce our non-fuel cost per available seat-kilometer (CASK) as we continue to reduce the age of our fleet, benefit from the cost savings associated with our aircraft maintenance center and improve upon our cost-efficient distribution channels. Through the VARIG brand, VRG provides an attractive service offering to business travelers in the domestic market and international destinations in South America. We expect to grow revenues from our Gollog cargo transport business, our Smiles loyalty program and other ancillary revenues, such as the Voe Fácil installment payment program.

The air passenger transportation market in Brazil remains under-penetrated and increasing the number of available seats at low fares is important for the continued development of the sector and the economy. During 2Q08, as our fleet modernization program replaces eight older aircraft with six new Next Generation models (a net reduction of two aircraft in our consolidated fleet), we will increase total available seat capacity by 25% over GOL’s reported capacity in 2Q07.

For the second quarter of 2008, reflecting quarterly seasonality, we expect consolidated load factors in the range of 61-63% (flat versus 1Q08) with consolidated passenger yields in the range of R$20 cents (-9% versus 1Q08). For the second quarter, we expect consolidated non-fuel CASK to be in the range of R$8.5 cents (-3% versus 1Q08). We expect that the incorporation of larger, more fuel-efficient aircraft and our hedging program will partially offset increases in fuel prices. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy.

For the full year 2008, we have adjusted our fuel and currency assumptions to current forecast, and also incorporate the reductions in fleet, capacity, revenues and costs related to the cancellation of VRG’s intercontinental flights from Brazil to Europe and Mexico.

- 12 / 22 -

The Company’s full-year general guidance is presented below:

General Guidance	2008E (+/-)	2008E (+/-)	Variation
(Consolidated, USGAAP)	Previous	Revised	(%)
Pax Transported (000)	32,000	29,000	-9
ASKs, System (million)	47,000	43,000	-9
International ASK (% of total system)	25	19	-24
Fleet (end of period)	112	108	-4
RPKs, System (million)	31,000	28,000	-10
Cargo and Other Revenues (R$ million)	700	600	-14
Departures (000)	290	280	-3
CASK ex-fuel (R$ cents)	8.4	8.7	+4
Fuel liters consumed (mm)	1,500	1,400	-7
Fuel Price (R$ / liter)	1.62	1.89	+17
Exchange Rate (R$ / US$)	1.84	1.75	-5
Capital Expenditures (R$ mm)	1,100	1,100	-
Cash Balance (R$ billion)	1.6	1.5	-6
Total Adjusted Net Debt (1) / Total Cap. (%)	55	57	+4
Total Adjusted Net Debt (1) / EBITDAR (x)	3.4	3.8	+12
Dividends per Share (R$, cents per quarter)	18	18	-
Average Shares Outstanding (mm) (2)	202.3	200.2	+1

(1) Balance sheet debt and capital leases plus 7x annual rent, less cash.
(2) Total shares outstanding are based on general estimates and assumptions. The number of shares in the actual calculation of EPS will likely be different from those set forth above.

- 13 / 22 -

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 14 / 22 -

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail: comcorp@golnaweb.com.br
Site: www.voegol.com.br/ir	Edelman -- Meaghan Smith
Ph: +1 (212) 704-8196
E-mail: meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 15 / 22 -

Consolidated Operating Data
US GAAP - Unaudited
	1Q08	1Q07	% Change

Revenue Passengers (000)	6,396	5,342	19.7%
GTA	5,611	5,342	5.0%
VRG	785	-	-
Revenue Passengers Kilometers (RPK) (mm)	6,837	4,894	39.7%
GTA	5,244	4,894	7.2%
VRG	1,593	-	-
Available Seat Kilometers (ASK) (mm)	11,058	7,010	57.7%
GTA	7,886	7,010	12.5%
VRG	3,172	-	-
Load factor	61.8%	69.8%	-8.0 pp
GTA	66.5%	69.8%	-3.3 pp
VRG	50.2%	-	-
Break-even load factor	62.6%	61.4%	+1.2 pp
GTA	56.8%	61.4%	-4.6 pp
VRG	91.2%	-	-
Aircraft utilization (block hours per day)	13.4	15.0	-10.7%
GTA	13.9	15.0	-7.3%
VRG	12.1	-	-
Average fare	R$ 241.16	R$ 182.58	32.1%
Yield per passenger kilometer (cents)	21.93	19.93	10.0%
Passenger revenue per available set kilometer (cents)	13.56	13.91	-2.5%
Operating revenue per available seat kilometer (RASK) (cents)	14.53	14.85	-2.2%
Operating cost per available seat kilometer (CASK) (cents)	14.73	13.06	12.8%
Operating cost, excluding fuel, per available seat kilometer (cents)	8.72	7.91	10.2%
Number of Departures	66,925	50,601	32.3%
Average stage length (km)	1,020	949	7.5%
Average number of operating aircraft during period	109.5	65.8	66.4%
GTA	78.7	65.8	19.6%
VRG	30.8	-	-
Fuel consumption (mm liters)	370.7	234.7	57.9%
Full-time equivalent employees at period end	16,685	9,595	73.9%
GTA	12,940	9,595	34.9%
VRG	3,745	-	-
% of GTA Sales through website during period	78.1%	82.7%	-4.6 pp
% of GTA Sales through website and call center during period	87.4%	93.8%	-6.4 pp
Average Exchange Rate (1)	R$ 1.74	R$ 2.11	-17.5%
End of period Exchange Rate (1)	R$ 1.75	R$ 2.05	-14.6%
Inflation (IGP-M) (2)	2.4%	1.0%	+1.4 pp
Inflation (IPCA) (3)	1.5%	1.1%	+0.4 pp
WTI (avg. per barrel, US$) (4)	$97.86	$58.01	68.7%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	$0.74	$0.46	60.9%
(1) Source: Brazilian Central Bank		(3)Source: IBGE
(2) Source: Fundação Getulio Vargas		(4)Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	1Q08	1Q07	% Change

Net operating revenues
Passenger	R$ 1,499,336	R$ 975,361	53.7%
Cargo and Other	R$ 107,743	R$ 65,911	63.5%

Total net operating revenues	1,607,079	1,041,272	54.3%

Operating expenses
Salaries, wages and benefits	241,188	132,065	82.6%
Aircraft fuel	664,132	361,298	83.8%
Aircraft rent	149,660	95,331	57.0%
Sales and marketing	140,207	76,555	83.1%
Landing fees	86,300	54,972	57.0%
Aircraft and traffic servicing	117,445	57,888	102.9%
Maintenance materials and repairs	60,588	46,248	31.0%
Depreciation	56,468	28,546	97.8%
Other	112,478	63,309	77.7%

Total operating expenses	1,628,466	916,212	77.7%

Operating income (loss)	(21,387)	125,060	nm

Other income (expense)
Interest expense	(59,982)	(27,024)	122.0%
Capitalized interest	10,872	4,617	135.5%
Interest and investment income	67,469	88,606	-23.9%
Other expenses, net	(1,696)	(31,558)	-94.6%

Total other income (expense)	16,663	34,641	-51.9%

Income (loss) before income taxes	(4,724)	159,701	nm
Income taxes (expense) benefit	1,181	(43,119)	nm

Net income (loss)	(3,543)	116,582	nm

Earnings (loss) per share, basic	(R$ 0.02)	$0.59	nm
Earnings (loss) per share, diluted	(R$ 0.02)	$0.59	nm

Earnings (loss) per ADS, basic - US Dollar	($0.01)	$0.28	nm
Earnings (loss) per ADS, diluted - US Dollar	($0.01)	$0.28	nm

Basic weighted average shares outstanding (000)	202,117	196,211	3.0%
Diluted weighted average shares outstanding (000)	202,117	196,271	3.0%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	March 31, 2008	December 31, 2007

ASSETS	6,506,269	7,002,421
Current Assets	2,002,798	3,129,547
Cash and cash equivalents	452,217	574,363
Short-term investments	589,714	858,438
Receivables, less allowance	354,289	916,133
Inventories of parts and supplies	201,901	209,926
Deposits	172,308	192,357
Recoverable and deferred taxes	71,302	90,090
Prepaid expenses	101,580	143,756
Other	59,487	144,484

Property and Equipment, net	2,540,717	2,144,885
Pre-delivery deposits	699,762	543,906
Flight equipment	1,987,012	1,690,903
Other	181,486	179,709
Accumulated depreciation	(327,543)	(269,633)

Other Assets	1,962,754	1,727,989
Deposits	420,612	397,308
Deferred income tax	202,265	47,121
Goodwill	538,944	272,975
Tradenames	63,109	124,883
Airport operating rights	560,842	746,734
Other	176,982	138,968

LIABILITIES AND SHAREHOLDER'S EQUITY	6,506,269	7,002,421

Current Liabilities	1,637,846	2,287,342
Short-term borrowings	28,077	496,788
Current portion of long-term debt	403,455	308,285
Current obligations under capital leases	101,578	93,020
Accounts payable	251,942	326,364
Salaries, wages and benefits	165,794	163,437
Sales tax and landing fees	146,614	152,332
Air traffic liability	292,441	472,860
Aircraft leasing payable	33,096	35,982
Insurance premium payable	19,395	44,150
Dividends payable	36,964	75,610
Deferred revenue	88,373	90,843
Other	70,117	27,671

Long Term Liabilities	2,553,130	2,339,816
Long-term debt	1,045,209	1,066,102
Obligations under capital leases	944,570	776,578
Deferred revenue	294,705	287,191
Estimated civil and labor liabilities	146,507	32,075
Other	122,139	177,870

Shareholder's Equity	2,315,293	2,375,263
Preferred shares (no par value)	1,205,801	1,205,801
Common shares (no par value)	41,500	41,500
Additional paid-in capital	39,638	39,132
Treasury shares	(20,864)	-
Appropriated retained earnings	87,227	87,227
Unappropriated retained earnings	958,978	998,936
Accumulated other comprehensive income	3,013	2,667

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	1Q08	1Q07	% Change

Cash flows from operating activities
Net income (loss)	(3,543)	116,582	nm
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	56,468	28,546	97.8%
Deferred income taxes	8,202	(1,800)	nm
Allowance for doubtful accounts receivable	6,821	3,117	118.8%
Other, net	10,126	(4,617)	nm
Changes in operating assets and liabilities
Receivables	541,951	10,772	4931.1%
Inventories	(6,171)	(48,097)	-87.2%
Accounts payable and other accrued liabilities	(74,422)	(18,028)	312.8%
Deposits with lessors	13,276	(33,730)	nm
Air traffic liability	(180,419)	(91,384)	97.4%
Dividends payable	(38,646)	29,576	nm
Deferred revenues	(540)	-	nm
Other, net	54,154	(16,758)	nm

Net cash provided by (used in) operating activities	387,257	(25,821)	nm

Cash flows from investing activities
Deposits for aircraft leasing contracts	(16,531)	6,821	nm
Acquisition of property and equipment	(119,894)	(82,073)	46.1%
Pre-delivery deposits	(155,856)	(113,289)	37.6%
Treasury shares	(20,864)	-	nm
Changes in available-for-sale securities, net	268,724	81,561	229.5%

Net cash provided by (used in) investing activities	(44,421)	(106,980)	-58.5%

Cash flows from financing activities
Short term borrowings	(468,711)	6,518	nm
Proceeds from issuance of long-term debt	74,277	526,203	-85.9%
Dividends paid	(75,060)	(73,515)	2.1%
Others, net	4,512	11,127	-59.4%

Net cash provided by (used in) financing activities	(464,982)	470,333	nm

Net increase in cash and cash equivalents	(122,146)	337,532	nm

Cash and cash equivalents at beginning of the period	574,363	280,977	104.4%
Cash and cash equivalents at end of the period	452,217	618,509	-26.9%

Cash, cash equiv. and ST invest. at beg. of the period	1,432,801	1,706,346	-16.0%
Cash, cash equiv. and ST invest. at end of the period	1,041,931	1,962,317	-46.9%

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	54,084	27,024	100.1%
Income taxes paid	53,612	28,630	87.3%

Non cash investing activities
Accrued capitilized interest	9,318	(4,617)	nm
Capital leases	180,092	50,614	255.8%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	1Q08	1Q07	% Change

Net operating revenues
Passenger	R$ 1,555,003	R$ 1,012,121	53.6%
Cargo and Other	113,745	68,395	66.3%

Total net operating revenues	1,609,009	1,041,272	54.5%

Operating expenses
Salaries, wages and benefits	240,682	131,652	82.8%
Aircraft fuel	664,132	361,298	83.8%
Aircraft leasing	186,880	109,834	70.1%
Sales and marketing	140,207	76,555	83.1%
Landing fees	86,300	54,972	57.0%
Aircraft and traffic servicing	117,445	57,888	102.9%
Maintenance materials and repairs	60,588	46,248	31.0%
Depreciation and amortization	32,103	19,593	63.8%
Other operating expenses	117,902	95,842	23.0%

Total operating expenses	1,646,239	953,882	72.6%

Operating income (loss)	(37,230)	87,390	nm

Other expense
Interest income (expense), net	21,007	34,641	-39.4%

Income (loss) before income taxes	(16,223)	122,031	nm
Income tax and social contribution	(57,875)	(30,453)	90.0%

Net income (loss)	(74,098)	91,578	nm

Earnings (loss) per share	(R$ 0.37)	R$ 0.99	nm

Earnings (loss) per ADS - US Dollar	($0.21)	$ 0.47	nm

Number of outstanding shares on the balance
sheet date (000)	202,301	196,212	3.1%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	March 31, 2008	December 31, 2007

ASSETS	5,007,809	5,764,828
Current Assets	1,965,712	3,067,927
Cash and cash equivalents	637,734	916,164
Short term investments	404,197	516,637
Accounts receivable	354,289	916,133
Inventories	211,190	215,777
Deferred taxes and carryforwards	71,302	65,247
Prepaid expenses	101,580	143,756
Credits with leasing companies	125,933	149,729
Other credits	59,487	144,484
Non-Current Assets	567,312	536,169
Deposits for aircraft leasing contracts	183,999	163,480
Deferred taxes and carryforwards	372,782	367,088
Other Credits	10,531	5,601
Permanent Assets	2,474,785	2,160,732
Investments	981,501	884,847
Pre-delivery deposits for flight equipment	862,631	695,538
Property, plant and equipment	604,533	555,885
Deferred	26,120	24,462
LIABILITIES AND SHAREHOLDERS' EQUITY	5,007,809	5,764,828
Current liabilities	1,498,980	2,192,524
Short-term borrowings	458,977	824,132
Suppliers	251,942	326,364
Rent Payable	33,085	35,982
Payroll and related charges	165,794	163,437
Taxes obligations	57,750	68,013
Landing fees and duties	88,864	84,319
Air traffic liability	292,441	472,860
Dividends and interest on shareholder's equity	36,964	75,610
Mileage program	47,610	50,080
Other liabilities	65,553	91,727
Non-current	1,228,868	1,161,312
Long-term borrowings	1,045,209	1,066,102
Provision for contingencies	61,520	32,075
Other liabilities	122,139	63,135
Shareholders' Equity	2,279,961	2,410,992
Capital stock	1,363,946	1,363,946
Capital reserves	89,556	89,556
Profit reserves	844,310	954,823
Total comprehensive income, net of taxes	3,013	2,667
Treasury shares	(20,864)	-

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	1Q08	1Q07	% Change

Cash flows from operating activities
Net income (loss)	(74,098)	91,578	nm
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	32,103	19,593	63.8%
Provision for doubtful accounts receivable	6,821	3,117	118.8%
Deferred income taxes	(2,185)	(1,823)	19.9%
Capitalized Interests	-	(4,617)
Amortization of deferred assets	1,855	-	nm
Amortization of investments	1,992	-	nm
Changes in operating assets and liabilities
Receivables	555,023	10,772	5052.5%
Inventories	4,587	(48,097)	nm
Prepaid expenses, tax recoverable and other receivables	195,480	39,756	391.7%
Suppliers	(74,422)	(18,028)	312.8%
Air traffic liability	(180,419)	(91,384)	97.4%
Mileage program	(2,470)	-	nm
Taxes payable	(10,263)	(39,774)	-74.2%
Payroll and related charges	2,357	16,635	-85.8%
Provision for contingencies	29,445	2,429	1112.2%
Dividend and Interest on shareholder's capital	(38,646)	29,576	nm
Other liabilities	(24,528)	(25,351)	-3.2%

Net cash provided by (used in) operating activities	422,632	(15,618)	nm
Cash flows from investing activities
Financial investments	112,441	26,579	323.0%
Investments	(100,501)	53	nm
Deposits in guarantee	(20,864)	6,824	nm
Pre-delivery deposits	(20,520)	(118,139)	-82.6%
Property, plant and equipment	(247,844)	(45,883)	440.2%
Other	(1,658)	-	nm

Net cash used in investing activities	(278,946)	(130,566)	113.6%
Cash flows from financing activities
Loans	(386,048)	493,933	nm
Capital increase	-	215	-100.0%
Total comprehensive income, net of taxes	346	8,302	-95.8%
Dividends paid	(36,414)	(73,716)	-50.6%

Net cash provided by financing activities	(422,116)	428,734	nm
Net increase in cash and cash equivalents	(278,430)	282,550	nm
Cash and cash equivalents at beginning of the period	916,164	699,990	30.9%
Cash and cash equivalents at end of the period	637,734	982,540	-35.1%

Additional information:
Interests paid for the period	54,084	27,024	100.1%
Income tax and social contribution paid for the period	60,059	28,630	109.8%

Transactions not affecting cash:
Goodwill reserve	-	27,024	-100.0%
Goodwill valued on shareholder’s deficit of VRG	-	28,630	-100.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.